SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated November 9, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 9th, 2020

Comisión Nacional de Valores

Re.: Call to the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings on December 11, 2020

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (the “Company”), to inform you that the Company’s Board of Directors , at a meeting held today, resolved to summon its shareholders to a General Extraordinary Shareholders’ Meeting, and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on December 11, 2020 at 11:00 at the first call, in order to consider an amendment to section 10 of the Company’s Bylaws, so as to establish a minimum prior notice for any call to Board of Directors’ meetings of 5 consecutive calendar days, except in the event of urgency, in which case the meeting may be called with a prior notice of 1 day, and to establish new means of notification of calls for said meetings.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 9, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations